FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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  Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

1.Name and Address of Reporting Person*
Gruber & McBaine Capital Management,LLC 50 Osgood Place,
San Francisco, CA 94133
2.Issuer Name and Ticker or Trading Symbol
Zindart (ZNDT)
3.I.R.S. Identification Number of Reporting Person, if an entity
(Voluntary)
4.Statement for Month/Year 02/03
5.If Amendment, Date of Original (Month/Year)
6.Relationship of Reporting Person(s) to Issuer (Check all applicable) ___Director__X_10% Owner ___Officer(give title below)___Other(specify below) 7.Individual or Joint/Group Reporting (check applicable line)
__X_Form Filed by One Reporting Person
___Form Filed by More than One Reporting Person
Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially
      Owned

1. Title of Security(Instr. 3)
2. Trans-action Date (Month/ Day/ Year)
3. Trans-action Code(Instr. 8)
4. Securities Acquired (A) or Disposed of (D)  - Amount, A or D, Price
5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year
6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)
7. Nature of Indirect Beneficial Ownership (Instr. 4)

  1.        2.     3.     4.   4.   4.      5.        6.       7
Title      Date  Code  Amount A/D  Price  Owned   Ownership   Nature
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Common	02/12/2003 P	 1300	A  3.20   691,500  I  By LP and IAA*
					(see note 4)

*By LP and IAA= By Limited Partnerships and Investment Advisory Accounts



Table II-Derivative Securities Acquired, Disposed of, or Beneficially
      Owned    (e.g., puts calls warrants options, convertible securities)
1.Title of Derivative Security   (Instr. 3)
2.Conver- sion or Exercise Price of Derivative Security
3.Trans- action Date (Month/ Day/ Year)
4.Trans- action Code (Instr. 8)
5.Number of Derivative Securities Acquired (A) or Disposed of (D)
6.Date Exercisable and Expiration Date (Month/Day/Year)
7.Title and Amount of Underlying Securities (Instr. 3 and 4)
8.Price of Derivative Security  (Instr. 5)
9.Number of Derivative Securities Beneficially Owned at End of Year 10.Ownership of Derivative Security: Direct (D) or Indirect (I)
11.Nature of Indirect Beneficial Ownership

   Exercise Transaction Number    Date     Title   Number  Ownership Nature
Title Price Date  Code  A or D    Exercise         Owned    D/I
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Explanation of Responses:

(1) This form is filed by Gruber & McBaine Capital Management, LLC
("GMCM"), a limited liability company that is an investment adviser for client accounts and a general partner of investment limited partnerships; Jon D. Gruber ("Gruber") and J. Patterson McBaine
("McBaine"), who are managers, members and portfolio mangers of GMCM;
and Eric B Swergold ("Swergold"), who is a member and portfolio manager of GMCM.
(2) By McBaine.
(3) By Gruber.
(4) This total is the number of shares beneficially owned after the trans-actions reported in accounts and investment partnerships in which the reporting persons have some pecuniary interest; the total excludes shares held in other client accounts managed by GMCM in which the reporting persons have no pecuniary interest.
(5) By GMCM, as an investment adviser for client accounts and a general partner of investment partnerships, and by Gruber and McBaine as managers, members and portfolio managers of GMCM, and by Swergold as a member and
portfolio manager of GMCM.    GMCM, Gruber, McBaine and Swergold have
pecuniary interest in those client accounts and partnerships that in the agregate represent less than the total number of shares shown in Items 4
and 5.    Each such reporting person disclaims beneficial ownership of the securities with respect to which indirect beneficial ownership is reported, except to the extent of that reporting person's pro rata pecuniary interest therein.

		GRUBER & MCBAINE CAPITAL MANAGEMENT, LLC
		By:	/s/ J. Patterson McBaine
		J. Patterson McBaine, Manager
		**Signature of Reporting Person **

Date: February 14, 2003


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.